Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: January 19, 2016

SPROTT’S OFFER FOR SILVER BULLION TRUST EXPIRES

TORONTO, January 16, 2016 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Silver Trust (NYSE:PSLV) (TSX: PHS.U), today announced that the conditions to its exchange offer for Silver Bullion Trust (“SBT”) (TSX: SBT.UN, SBT.U) were not satisfied as of 5:00 p.m. (Toronto time) on January 15, 2016 and, as a result, the offer has expired. Sprott and Sprott Physical Silver Trust had previously announced that they were abandoning support for the offer.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Silver Trust. Important information about Sprott Physical Silver Trust, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for Sprott Physical Silver Trust, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in Sprott Physical Silver Trust. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Silver Trust